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                             December 14, 2023

       Boaz Weizer
       Chief Executive Officer
       ZOOZ Power Ltd.
       4B Hamelacha St.
       Lod 7152008
       Israel

                                                        Re: ZOOZ Power Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted December
5, 2023
                                                            CIK No. 0001992818

       Dear Boaz Weizer:

             We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR If you do not believe a comment applies to your facts and circumstances or do not believe revisions in response to these comments are appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter and your filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       November 16, 2023 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information Unaudited Condensed Combined Pro Forma Balance Sheet, page 46

   1. In response to prior comment 2, you indicate that as a result of the expected PIPE
                                                        Investment, you believe
you will have net tangible assets of at least $5,000,001 under each of the redemption
scenarios. Please explain how you believe you meet this condition under the Maximum
Redemption Scenarios considering the pro forma combined total shareholders
deficit.
 Boaz Weizer
FirstName LastNameBoaz    Weizer
ZOOZ Power   Ltd.
Comapany14,
December  NameZOOZ
              2023     Power Ltd.
December
Page 2    14, 2023 Page 2
FirstName LastName
Note 4. Adjustments to Unaudited Condensed Combined Pro Forma Financial Information
Adjustments to Unaudited Condensed Combined Pro Forma Financial Statements, page 60

2. In adjustment (A), please explain to us how the reclassification of marketable securities held in trust account made available results in the issuance of ordinary shares at $0.00077 per share as well as the related impact on the adjustments to pro forma shareholders equity in adjustment (B).
Background of the Business Combination, page 127

3. We note your disclosure on page 32 that you expect to secure a PIPE investment of $20 million prior to the closing of the business combination. Please update your discussion of the background of the business combination to describe any negotiations or board deliberations in connection with the PIPE investment.
Audited Financial Statements
Notes to the Financial Statements
Note 9 - Commitments and Contingencies, page F-33

4. We note your response to prior comment 7 indicating total grants to date amounted to
         $1.287 million, which also appears to agree to the total contingent obligation for royalties disclosed in response to prior comment 6. However, your disclosures indicate that you also received grants from BIRD in the amount of $63 thousand and $169 thousand in the years ended December 31, 2022 and 2021, respectively, as well as funding from BIRD for the Blink collaboration agreement in 2020 and $370 thousand from IIA for the Afcon collaboration agreement in 2022. In addition, you disclose funding from NYPA of $0.9 million. Further, we note from your disclosure on page 198 that you received grants from
         BIRD amounting to $0.9 million, from the Israeli Ministry of Economy and Industry in the amount of NIS 0.18 million, and from the Ministry of Energy Agreement in the amount of NIS 0.65 million, in addition to the grants from IIA. Please reconcile the total amount of grants in your response and the total contingent obligation for royalties to the disclosures in your filing.
 Boaz Weizer
FirstName LastNameBoaz    Weizer
ZOOZ Power   Ltd.
Comapany14,
December  NameZOOZ
              2023     Power Ltd.
December
Page 3    14, 2023 Page 3
FirstName LastName
       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Nahal Nellis